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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Resolutions passed at the Meeting of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

31 October 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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Stock short name: China South Air                Stock Code: 600029                Notice No.: Lin 2012-039

ANNOUNCEMENT on resolutions passed at the meeting of

the Board of DIRECTORS OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The following resolutions was approved at the meeting of the Board of China Southern Airlines Company Limited (the “Company”) on 21 June 2012:

It is proposed to submit to shareholder at the general meeting to authorize the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations. The relevant debt financing instruments include but not limited to corporate bonds, ultra-short- term financing bills, short-term financing bills and mid-term notes, and the Board is authorized to deal with the specific matter regarding the issuance. Please refer to the announcement published on 25 June 2012 by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn), China Securities Journal, Shanghai Securities News for details.

The first extraordinary general meeting for the year 2012 of the Company held on 10 August 2012 approved the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

According to the Article 176 of the Articles of Association of the Company, the Board passed the following resolution by means of written resolutions on 31 October 2012:

To reduce the exchange rate risk, control the financing cost and optimize the debt structure of the Company, the Board:

(1) approved to apply to National Association of Financial Market Institutional Investors for registration to issue, in one or multiple tranche(s), ultra-short-term financing bills of an aggregate principal amount up to RMB10 billion, according to the capital needs and market conditions;

(2) approved to authorize the executive Director or the general manager of the Finance Department of the Company to execute relevant documents under such financing.

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The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Further announcement(s) will be made according to the progress of issuance of ultra-short-term financing bills.

The Board of

China Southern Airlines Company Limited

31 October 2012

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